HellerEhrman

October 20, 2003

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
Chairman, China Practice
sluk@hewm.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main 852.2292.2000
Fax 852.2292.2200

[redacted]

03037140

19062.0002

RECEIVED
NOV 04 2003

The Office of International Corporate
Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
NOV 19 2003
THOMSON
FINANCIAL

Ladies and Gentlemen:

SEC FILE NO. 82-4054

Re: Jinhui Shipping and Transportation Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Jinhui Shipping and Transportation Limited (the "Company"), SEC File No. 82-4054, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's interim report for the quarter and six months ended June 30, 2003, dated August 21, 2003, published in the English language in the Oslo Exchanges' website;

2. The Company's release regarding interim results for the quarter and six months ended June 30, 2003, dated August 21, 2003, published in the English language in the Oslo Exchanges' website;

dlw 11/7

3. The Company's release regarding acquisition of a motor vessel, dated August 12, 2003, published in the English language in the Oslo Exchanges' website;

4. The Company's release regarding acquisition of a motor vessel, dated July 1, 2003, published in the English language in the Oslo Exchanges' website;

5. The Company's interim report for the quarter ended March 31, 2003, dated May 27, 2003, published in the English language in the Oslo Exchanges' website; and

6. The Company's release regarding interim results for the quarter ended March 31, 2003, dated May 27, 2003, published in the English language in the Oslo Exchanges' website.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Jinhui Shipping & Transportation Limited

H:\ADR\19062\0002\21SEC.doc

JINHUI

JINHUI SHIPPING AND TRANSPORTATION LIMITED

INTERIM REPORT

FOR THE QUARTER AND SIX MONTHS ENDED 30 JUNE 2003

The Board of Directors of Jinhui Shipping and Transportation Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the quarter and six months ended 30 June 2003.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Note	**3 months ended 30/6/2003** *US$'000*	3 months ended 30/6/2002 *US$'000*	**6 months ended 30/6/2003** *US$'000*	6 months ended 30/6/2002 *US$'000*	Year ended 31/12/2002 *US$'000*
Turnover	*2(a)*	**23,328**	16,594	**46,502**	34,528	70,139
Other operating income		**1,778**	2,609	**3,596**	4,295	6,652
Voyage related expenses		**(21,708)**	(13,941)	**(43,120)**	(29,437)	(60,258)
Staff costs		**(574)**	(585)	**(1,135)**	(1,247)	(2,484)
Other operating expenses		**(715)**	(785)	**(1,560)**	(1,977)	(4,773)
Other net income (expenses)		**585**	(5,023)	**1,474**	(7,898)	(10,663)
Depreciation and amortization		**(1,970)**	(2,131)	**(3,931)**	(4,120)	(8,462)
Profit (Loss) from operations	*2(a)*	**724**	(3,262)	**1,826**	(5,856)	(9,849)
Interest income		**142**	222	**324**	374	767
Interest expenses		**(595)**	(688)	**(1,206)**	(1,177)	(2,511)
Profit (Loss) before taxation		**271**	(3,728)	**944**	(6,659)	(11,593)
Taxation	*3*	**-**	-	**-**	-	-
Profit (Loss) from ordinary activities after taxation		**271**	(3,728)	**944**	(6,659)	(11,593)
Minority interests		**-**	3	**3**	11	16
Net profit (loss) for the period/year		**271**	(3,725)	**947**	(6,648)	(11,577)
Basic earnings (loss) per share *(US$)*	*4*	**0.0028**	(0.0378)	**0.0096**	(0.0675)	(0.1176)

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	**30/6/2003** *US$'000*	30/6/2002 *US$'000*	31/12/2002 *US$'000*
ASSETS				
Fixed assets				
Vessels under construction		**-**	4,345	-
Owned vessels		**155,207**	153,504	164,333
Other fixed assets		**3,363**	3,851	3,489
		158,570	161,700	167,822
Other investments		**4,057**	5,634	4,219
Other non-current assets		**332**	1,826	537
Current assets				
Current assets other than pledged deposits and bank balances and cash		**8,668**	10,982	7,593
Pledged deposits		**6,124**	5,254	3,906
Bank balances and cash		**16,055**	7,704	10,130
		30,847	23,940	21,629
Total assets	*2(b)*	**193,806**	193,100	194,207
EQUITY AND LIABILITIES				
Capital and reserves		**87,921**	91,903	86,974
Minority interests		**-**	(85)	(90)
Liabilities				
Non-current liabilities		**83,292**	77,496	87,419
Current liabilities		**22,593**	23,786	19,904
	2(b)	**105,885**	101,282	107,323
Total equity and liabilities		**193,806**	193,100	194,207

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Issued capital US$'000	Share premium US$'000	Contributed surplus US$'000	Accumulated losses US$'000	Total US$'000
At 1 January 2003	4,921	72,087	44,293	(34,327)	86,974
Net profit for the period	-	-	-	947	947
At 30 June 2003	**4,921**	**72,087**	**44,293**	**(33,380)**	**87,921**
At 1 January 2002	49,214	72,087	-	(22,750)	98,551
Capital Reduction #	(44,293)	-	44,293	-	-
Net loss for the period	-	-	-	(6,648)	(6,648)
At 30 June 2002	4,921	72,087	44,293	(29,398)	91,903

At the annual general meeting of the Company held on 9 May 2002, the resolutions in respect of the reduction of capital, adjustment of the nominal value of issued shares of the Company and cancellation and increase in authorized but unissued share capital of the Company (the "Capital Reduction") were approved by the shareholders. The credit amount of approximately US$44,293,000 arising from the Capital Reduction was transferred to the contributed surplus account of the Company.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	6 months ended 30/6/2003 US$'000	6 months ended 30/6/2002 US$'000	Year ended 31/12/2002 US$'000
Net cash from (used in) operating activities	**3,488**	(2,875)	381
Net cash from (used in) investing activities	**6,284**	(33,307)	(41,686)
Net cash (used in) from financing activities	**(6,099)**	19,786	27,999
Net increase (decrease) in cash and cash equivalents	**3,673**	(16,396)	(13,306)
Cash and cash equivalents at beginning of period/year	**7,680**	20,986	20,986
Cash and cash equivalents at end of period/year	**11,353**	4,590	7,680
Analysis of the balances of cash and cash equivalents			
Bank balances and cash	**16,055**	7,704	10,130
Bank overdraft	**(4,702)**	(3,114)	(2,450)
	11,353	4,590	7,680

NOTES TO THE FINANCIAL STATEMENTS

1. Principal accounting policies

The principal accounting policies and methods of computation used in the preparation of the report for the period are consistent with those used in the annual financial statements for the year ended 31 December 2002.

2. Segmental information

(a) An analysis of the Group's turnover and profit (loss) from operations by business segments is as follows:

	3 months ended 30/6/2003	3 months ended 30/6/2002	**6 months ended 30/6/2003**	6 months ended 30/6/2002	Year ended 31/12/2002
	US$'000	*US$'000*	***US$'000***	*US$'000*	*US$'000*
Segment turnover					
Chartering freight and hire	**23,328**	16,495	**46,502**	34,273	69,698
Investments in China*	**-**	99	**-**	255	441
	23,328	16,594	**46,502**	34,528	70,139
Segment profit (loss) from operations					
Chartering freight and hire	**123**	1,179	**332**	1,963	373
Investments in China*	**45**	618	**96**	153	756
Other operations	**556**	(5,059)	**1,398**	(7,972)	(10,978)
	724	(3,262)	**1,826**	(5,856)	(9,849)

(b) An analysis of the Group's assets and liabilities by business segments is as follows:

	30/6/2003	30/6/2002	31/12/2002
	US$'000	*US$'000*	*US$'000*
Segment assets			
Chartering freight and hire	**161,705**	164,170	168,343
Investments in China*	**4,061**	6,305	4,378
Other operations	**5,861**	9,600	7,450
	171,627	180,075	180,171
Unallocated assets	**22,179**	13,025	14,036
	193,806	193,100	194,207
Segment liabilities			
Chartering freight and hire	**98,677**	95,146	102,212
Investments in China*	**26**	568	294
Other operations	**2,473**	2,454	2,348
	101,176	98,168	104,854
Unallocated liabilities	**4,709**	3,114	2,469
	105,885	101,282	107,323

* *Investments in China represent the Group's operations in direct investments (2002: direct investments, warehouse and toll roads) in China.*

3. **Taxation**

Taxation has not been provided as the Group has no assessable profit for all relevant periods.

4. **Earnings (Loss) per share**

The calculation of basic earnings (loss) per share is based on the net profit for the period of US$947,000 (30 June 2002: loss of US$6,648,000) and the weighted average number of 98,428,341 (30 June 2002: 98,428,341) shares in issue during the period.

Diluted earnings or loss per share is not shown as there is no potential ordinary shares in issue in the relevant periods.

5. **Capital expenditure commitments**

As at 30 June 2003, the Group had capital expenditure commitments relating to the newbuilding of one dry bulk carrier at a purchase price of US$21,970,000 wholly contracted but not provided for. As at 31 December 2002, the Group had no material capital expenditure commitment.

REVIEW OF OPERATIONS AND OUTLOOK

The consolidated net profit of the Group for the three months ended 30 June 2003 amounted to US$271,000 whereas a net loss of US$3,725,000 was reported for last corresponding period.

The dry bulk market continued to be firm during the second quarter of 2003 due to strong demand. The Baltic Dry Index picked up steadily and rose by 186 points during the quarter to close at 2,125. The shipping turnover was US$23,328,000 for the quarter, representing an increase of 41% as compared to that of last corresponding period. However, the operating costs still remained high and the Group's committed tonnage was yet to be unwound. The Group's shipping operation reported a modest profit of US$123,000 for the quarter; whereas an operating profit of US$1,179,000 was reported for last corresponding period.

The Group's other operations recorded a profit of US$556,000 for the quarter; whereas a loss of US$5,059,000 was reported for last corresponding period. The loss for last corresponding period was mainly due to the realized and unrealized exchange loss for the Group's foreign currency exposure mainly in Japanese Yen as a result of the drastic and unexpected rebound of Japanese Yen and the weakening of United States Dollars during that period.

The Group remains its strategy of expanding fleet of well-equipped and modernized owned vessels. The Group entered into a contract on 30 June 2003 to acquire a deadweight 76,300 metric tons type bulk carrier, which will be delivered on or before 20 December 2005, at a purchase price of US$21,970,000. Subsequent to the quarter ended, the Group entered into another contract on 12 August 2003 to acquire a deadweight 55,300 metric tons type bulk carrier, which will be delivered on or before 31 July 2007, at a purchase price of US$19,250,000.

In general, there is modest growth in the world economy with increasing positive signs. Looking ahead, the freight rates are expected to remain firm in the coming months. While focusing on its core shipping business, the Group will continue taking efforts to improve efficiency, reduce operating costs and remain conscious to the changing market conditions in mapping out its business and investment strategies.

By Order of the Board
Ng Kam Wah Thomas
Managing Director

21 August 2003

For further information, please contact:

Cathy Ho / Y.S. Lee
Tel: (852) 2545 0951
Fax: (852) 2541 9794
E-mail: info@jinhuiship.com

JINHUI SHIPPING AND TRANSPORTATION LIMITED
(Incorporated in Bermuda with limited liability)

JINHUI

Results Announcement Summary

JIN - INTERIM RESULTS FOR THE QUARTER AND SIX MONTHS ENDED 30 JUNE 2003

An announcement by Jinhui Shipping and Transportation Limited (the "Company") through the information system of the Oslo Stock Exchange:

UNAUDITED RESULTS

The consolidated net profit of the Company and its subsidiaries (the "Group") for the three months ended 30 June 2003 amounted to US$271,000 whereas a net loss of US$3,725,000 was reported for last corresponding period.

The dry bulk market continued to be firm during the second quarter of 2003 due to strong demand. The Baltic Dry Index picked up steadily and rose by 186 points during the quarter to close at 2,125. The shipping turnover was US$23,328,000 for the quarter, representing an increase of 41% as compared to that of last corresponding period. However, the operating costs still remained high and the Group's committed tonnage was yet to be unwound. The Group's shipping operation reported a modest profit of US$123,000 for the quarter; whereas an operating profit of US$1,179,000 was reported for last corresponding period.

The Group's other operations recorded a profit of US$556,000 for the quarter; whereas a loss of US$5,059,000 was reported for last corresponding period. The loss for last corresponding period was mainly due to the realized and unrealized exchange loss for the Group's foreign currency exposure mainly in Japanese Yen as a result of the drastic and unexpected rebound of Japanese Yen and the weakening of United States Dollars during that period.

CONSOLIDATED INCOME STATEMENT DATA

	3 months ended 30/6/2003 *US$'000*	3 months ended 30/6/2002 *US$'000*	**6 months ended 30/6/2003 *US$'000***	6 months ended 30/6/2002 *US$'000*	Year ended 31/12/2002 *US$'000*
Turnover	**23,328**	16,594	**46,502**	34,528	70,139
Profit (Loss) from operations	**724**	(3,262)	**1,826**	(5,856)	(9,849)
Interest income	**142**	222	**324**	374	767
Interest expenses	**(595)**	(688)	**(1,206)**	(1,177)	(2,511)
Net profit (loss) for the period/year	**271**	(3,725)	**947**	(6,648)	(11,577)
Basic earnings (loss) per share *(US$)*	**0.0028**	(0.0378)	**0.0096**	(0.0675)	(0.1176)

CONSOLIDATED BALANCE SHEET DATA

	30/6/2003	30/6/2002	31/12/2002
	US$'000	*US$'000*	*US$'000*
Fixed assets	**158,570**	161,700	167,822
Other investments	**4,057**	5,634	4,219
Other non-current assets	**332**	1,826	537
Current assets	**30,847**	23,940	21,629
Total assets	**193,806**	193,100	194,207
Capital and reserves	**87,921**	91,903	86,974
Minority interests	**-**	(85)	(90)
Non-current liabilities	**83,292**	77,496	87,419
Current liabilities	**22,593**	23,786	19,904
Total equity and liabilities	**193,806**	193,100	194,207

SEGMENTAL INFORMATION

	3 months ended 30/6/2003	3 months ended 30/6/2002	**6 months ended 30/6/2003**	6 months ended 30/6/2002	Year ended 31/12/2002
	US$'000	*US$'000*	***US$'000***	*US$'000*	*US$'000*
Segment turnover					
Chartering freight and hire	**23,328**	16,495	**46,502**	34,273	69,698
Investments in China	**-**	99	**-**	255	441
	23,328	16,594	**46,502**	34,528	70,139
Segment profit (loss) from operations					
Chartering freight and hire	**123**	1,179	**332**	1,963	373
Investments in China	**45**	618	**96**	153	756
Other operations	**556**	(5,059)	**1,398**	(7,972)	(10,978)
	724	(3,262)	**1,826**	(5,856)	(9,849)

	30/6/2003	30/6/2002	31/12/2002
	US$'000	*US$'000*	*US$'000*
Segment assets			
Chartering freight and hire	**161,705**	164,170	168,343
Investments in China	**4,061**	6,305	4,378
Other operations	**5,861**	9,600	7,450
	171,627	180,075	180,171
Segment liabilities			
Chartering freight and hire	**98,677**	95,146	102,212
Investments in China	**26**	568	294
Other operations	**2,473**	2,454	2,348
	101,176	98,168	104,854

By Order of the Board
Ng Kam Wah Thomas
Managing Director

21 August 2003

JINHUI

JINHUI SHIPPING AND TRANSPORTATION LIMITED

JIN - AGREEMENT SIGNED
ACQUISITION OF A MOTOR VESSEL

The board of directors (the "Board") of Jinhui Shipping and Transportation Limited (the "Company") announces that Jinyi Shipping Inc. ("Jinyi"), a wholly owned subsidiary of the Company, as buyer, entered into a construction and sale contract (the "Contract") with Sumitomo Corporation (the "Contractor") on 12 August 2003.

THE CONTRACT

Pursuant to the Contract, the Contractor has agreed to procure a designated shipbuilder, Oshima Shipbuilding Co. Ltd. (the "Builder"), to build, launch, equip and complete at the Builder's shipyard and to sell and deliver to Jinyi one deadweight 55,300 metric tons type single screw diesel propelled bulk carrier (the "Vessel") and Jinyi has agreed to purchase and take delivery of the Vessel from the Contractor.

Both the Contractor and the Builder are independent third parties not connected with the directors, chief executive or substantial shareholders of the Company or its subsidiaries or any of their respective associates.

Subject to certain provisions for adjustment contained in the Contract relating to, amongst other things, delay in the delivery of the Vessel, guaranteed speed deficiency, guaranteed fuel consumption being exceeded or guaranteed deadweight deficiency, the purchase price for the Vessel is US$19,250,000 payable by five instalments. The first instalment in the sum of US$962,500 will be payable within 3 business days after signing of the Contract. The second instalment in the sum of US$962,500 will be payable on 12 August 2004. The third and fourth instalments in the sum each of US$1,925,000 will be payable respectively on 29 January 2007 and upon launching of the Vessel which is expected to be around May 2007. The last instalment will be payable upon delivery of the Vessel on or before 31 July 2007.

The purchase price for the Vessel will be payable by cash in United States Dollars which will be funded by internal resources and bank loans of the Company and its subsidiaries (the "Group"). The purchase price was determined by reference to current market conditions and on the basis of arm's length negotiations.

According to the Contract, if the construction permit for the Vessel shall not have been issued by the Japanese Government within 120 days from the date of the Contract, then the Contract shall, unless otherwise mutually agreed in writing by the parties, automatically become null and void. The Contractor shall immediately refund to Jinyi the full amount received from Jinyi with interest accrued thereon at an agreed rate from the date of receipt by the Contractor of such amount to the date of full payment to Jinyi of such amount.

The Contract provides for the delivery of the Vessel on or before 31 July 2007 to Jinyi in Japan. If there is delay in delivery of the Vessel which continues for a period of 180 days from the thirty-first day after the agreed delivery date, then after such period has expired, Jinyi may at its option rescind the Contract. The Contractor shall thereupon promptly refund to Jinyi in United States Dollars the full amount of all sums received by the Contractor together with interest accrued thereon at an agreed rate from the date of receipt by the Contractor of such amount to the date of full payment to Jinyi of such amount.

The Contract was also signed by the Builder for the purpose of an undertaking on its part to duly perform all the terms and conditions stipulated in the Contract to be performed by a shipbuilder including the undertaking to remedy, at first priority, free of charge to Jinyi any defects in the Vessel which are due to defective material, defective construction and/or bad workmanship on the part of the Builder and/or its sub-contractors within a period of twelve months after the date of delivery of the Vessel.

The Company also executed on 12 August 2003 a guarantee in favour of the Contractor pursuant to which it agrees to guarantee the full and punctual payment of the purchase price and other amounts payable, and the prompt and punctual performance, by Jinyi in accordance with the terms of the Contract.

REASONS FOR THE ACQUISITION

The Company considers that the purchase price of the Vessel is fair and reasonable during the current market conditions and it is an opportune moment to further expand its fleet of vessels in order to generate more operating income for the Group.

By Order of the Board
Ng Kam Wah Thomas
Managing Director

12 August 2003

For further information, please contact:
Cathy Ho / Y.S. Lee
Tel: (852) 2545 0951
Fax: (852) 2541 9794
E-mail: info@jinhuiship.com

JINHUI

JINHUI SHIPPING AND TRANSPORTATION LIMITED

JIN - AGREEMENT SIGNED

ACQUISITION OF A MOTOR VESSEL

The board of directors (the "Board") of Jinhui Shipping and Transportation Limited (the "Company") announces that Jinsheng Marine Inc. ("Jinsheng"), a wholly owned subsidiary of the Company, as buyer, entered into a resale contract (the "Contract") with Mitsubishi Corporation (the "Seller") on 30 June 2003.

THE CONTRACT

Pursuant to the Contract, the Seller has agreed to purchase from Tsuneishi Corporation ("the Builder") one deadweight 76,300 metric tons type single screw motor bulk carrier (the "Vessel") to be built at the Builder's shipyard and to sell and deliver to Jinsheng and Jinsheng has agreed to purchase and take delivery of the Vessel from the Seller.

Both the Seller and the Builder are independent third parties not connected with the directors, chief executives or substantial shareholders of the Company or its subsidiaries or any of their respective associates.

Subject to certain provisions for adjustment contained in the Contract relating to, amongst other things, delay in the delivery of the Vessel, guaranteed speed deficiency, guaranteed fuel consumption being exceeded or guaranteed deadweight deficiency, the purchase price for the Vessel is US$21,970,000 payable by three instalments. The first instalment in the sum of US$2,197,000 is payable within 3 business days after signing of the Contract. The second instalment in the sum of US$1,098,500 will be payable upon launching of the Vessel. The last instalment will be payable upon delivery of the Vessel. The purchase price for the Vessel is payable by cash in United States Dollars which will be funded by the Company's internal resources and bank loans. The purchase price was determined by reference to current market conditions and on the basis of arm's length negotiations.

According to the Contract, if the construction permit for the Vessel shall not have been issued by the relevant authority within 90 days prior to keel-laying of the Vessel, then the Contract shall, unless otherwise mutually agreed in writing by the parties, automatically become null and void. The Seller shall immediately refund to Jinsheng the full amount received from Jinsheng without any interest.

The Contract provides for the delivery of the Vessel on or before 20 December 2005 to Jinsheng. If there is delay in delivery of the Vessel which continues for a period of 90 days from the thirty-first day after the agreed delivery date, and after such period has expired, Jinsheng may at its option rescind the Contract. The Seller shall thereupon promptly refund to Jinsheng in United States Dollars the full amount of all sums received by the Seller together with interest accrued thereon at an agreed rate from the date of receipt by the Seller of such amount to the date of full payment to Jinsheng of such amount.

The Seller has also agreed to assign the Builder's warranty of quality to Jinsheng with the Builder's consent upon delivery of the Vessel including the undertaking by the Builder to remedy, at first priority, free of charge to Jinsheng any defects in the Vessel which are due to defective material, defective construction and/or bad workmanship on the part of the Builder and/or its sub-contractors within a period of twelve months after the date of delivery of the Vessel.

The Company also executed on 30 June 2003 a guarantee in favour of the Seller pursuant to which it agrees to guarantee the due and faithful performance and fulfillment by Jinsheng including prompt payment when due of the price of the Vessel in accordance with the terms of the Contract.

REASONS FOR THE ACQUISITION

The Company considers that the purchase price of the Vessel is reasonable and it is an opportune moment to further expand its fleet of vessels.

By Order of the Board
Ng Kam Wah Thomas
Managing Director

1 July 2003

For further information, please contact:

Cathy Ho / Y.S. Lee
Tel: (852) 2545 0951
Fax: (852) 2541 9794
E-mail: info@jinhuiship.com

JINHUI

JINHUI SHIPPING AND TRANSPORTATION LIMITED

INTERIM REPORT
FOR THE QUARTER ENDED 31 MARCH 2003

The Board of Directors of Jinhui Shipping and Transportation Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the three months ended 31 March 2003.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Note	**3 months ended 31/3/2003** *US$'000*	3 months ended 31/3/2002 *US$'000*	Year ended 31/12/2002 *US$'000*
Turnover	*2(a)*	**23,174**	17,934	70,139
Other operating income		**1,818**	1,686	6,652
Voyage related expenses		**(21,412)**	(15,496)	(60,258)
Staff costs		**(561)**	(662)	(2,484)
Other operating expenses		**(845)**	(1,192)	(4,773)
Other net income (expenses)		**889**	(2,875)	(10,663)
Depreciation and amortization		**(1,961)**	(1,989)	(8,462)
Profit (Loss) from operations	*2(a)*	**1,102**	(2,594)	(9,849)
Interest income		**182**	152	767
Interest expenses		**(611)**	(489)	(2,511)
Profit (Loss) before taxation		**673**	(2,931)	(11,593)
Taxation	*3*	**-**	-	-
Profit (Loss) from ordinary activities after taxation		**673**	(2,931)	(11,593)
Minority interests		**3**	8	16
Net profit (loss) for the period/year		**676**	(2,923)	(11,577)
Basic earnings (loss) per share *(US$)*	*4*	**0.0069**	(0.0297)	(0.1176)

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	**31/3/2003**	31/3/2002	31/12/2002
		US$'000	*US$'000*	*US$'000*
ASSETS				
Fixed assets				
Vessels under construction		**-**	4,309	-
Owned vessels		**157,050**	155,084	164,333
Other fixed assets		**3,406**	4,632	3,489
		160,456	164,025	167,822
Other investments		**4,138**	5,742	4,219
Other non-current assets		**430**	1,305	537
Current assets				
Current assets other than pledged deposits and bank balances and cash		**10,300**	13,462	7,593
Pledged deposits		**5,848**	4,447	3,906
Bank balances and cash		**13,630**	10,377	10,130
		29,778	28,286	21,629
Total assets	*2(b)*	**194,802**	199,358	194,207
EQUITY AND LIABILITIES				
Capital and reserves		**87,650**	95,628	86,974
Minority interests		**-**	(82)	(90)
Liabilities				
Non-current liabilities		**85,185**	77,898	87,419
Current liabilities		**21,967**	25,914	19,904
	2(b)	**107,152**	103,812	107,323
Total equity and liabilities		**194,802**	199,358	194,207

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Issued capital *US$'000*	Share premium *US$'000*	Contributed surplus # *US$'000*	Accumulated losses *US$'000*	Total *US$'000*
At 1 January 2003	4,921	72,087	44,293	(34,327)	86,974
Net profit for the period	-	-	-	676	676
At 31 March 2003	**4,921**	**72,087**	**44,293**	**(33,651)**	**87,650**
At 1 January 2002	49,214	72,087	-	(22,750)	98,551
Net loss for the period	-	-	-	(2,923)	(2,923)
At 31 March 2002	49,214	72,087	-	(25,673)	95,628

At the annual general meeting of the Company held on 9 May 2002, the resolutions in respect of the reduction of capital, adjustment of the nominal value of issued shares of the Company and cancellation and increase in authorized but unissued share capital of the Company (the "Capital Reduction") were approved by the shareholders. The credit amount of approximately US$44,293,000 arising from the Capital Reduction was credited to the contributed surplus account of the Company.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	3 months ended 31/3/2003 *US$'000*	3 months ended 31/3/2002 *US$'000*	Year ended 31/12/2002 *US$'000*
Net cash (used in) from operating activities	**(182)**	(5,492)	381
Net cash from (used in) investing activities	**5,517**	(34,118)	(41,686)
Net cash (used in) from financing activities	**(3,885)**	24,117	27,999
Net increase (decrease) in cash and cash equivalents	**1,450**	(15,493)	(13,306)
Cash and cash equivalents at beginning of period/year	**7,680**	20,986	20,986
Cash and cash equivalents at end of period/year	**9,130**	5,493	7,680
Analysis of the balances of cash and cash equivalents			
Bank balances and cash	**13,630**	10,377	10,130
Bank overdraft	**(4,500)**	(4,884)	(2,450)
	9,130	5,493	7,680

NOTES TO THE FINANCIAL STATEMENTS

1. Principal accounting policies

The principal accounting policies and methods of computation used in the preparation of the report for the period are consistent with those used in the annual financial statements for the year ended 31 December 2002.

2. Segmental information

(a) An analysis of the Group's turnover and profit (loss) from operations by business segments is as follows:

	3 months ended 31/3/2003 *US$'000*	3 months ended 31/3/2002 *US$'000*	Year ended 31/12/2002 *US$'000*
Segment turnover			
Chartering freight and hire	**23,174**	17,778	69,698
Investments in China*	**-**	156	441
	23,174	17,934	70,139
Segment profit (loss) from operations			
Chartering freight and hire	**209**	784	373
Investments in China*	**51**	(465)	756
Other operations	**842**	(2,913)	(10,978)
	1,102	(2,594)	(9,849)

(b) An analysis of the Group's assets and liabilities by business segments is as follows:

	31/3/2003 *US$'000*	31/3/2002 *US$'000*	31/12/2002 *US$'000*
Segment assets			
Chartering freight and hire	**164,704**	166,731	168,343
Investments in China*	**4,390**	5,916	4,378
Other operations	**6,230**	11,887	7,450
	175,324	184,534	180,171
Unallocated assets	**19,478**	14,824	14,036
	194,802	199,358	194,207
Segment liabilities			
Chartering freight and hire	**100,255**	96,324	102,212
Investments in China*	**13**	319	294
Other operations	**2,364**	2,214	2,348
	102,632	98,857	104,854
Unallocated liabilities	**4,520**	4,955	2,469
	107,152	103,812	107,323

* *Investments in China represent the Group's operations in direct investments (2002: direct investments, warehouse and toll road) in China.*

3. Taxation

Taxation has not been provided as the Group has no assessable profit for all relevant periods.

4. Earnings (Loss) per share

The calculation of basic earnings (loss) per share is based on the net profit for the period of US$676,000 (31 March 2002: loss of US$2,923,000) and the weighted average number of 98,428,341 (31 March 2002: 98,428,341) shares in issue during the period.

Diluted earnings or loss per share is not shown as there is no potential ordinary shares in issue in the relevant periods.

5. Capital expenditure commitments

The Group had no material capital expenditure commitments at period ended 31 March 2003 and year ended 31 December 2002.

6. Comparative figures

Certain comparative figures have been reclassified to conform to current period's presentation.

REVIEW OF OPERATIONS

The consolidated net profit of the Group for the three months ended 31 March 2003 amounted to US$676,000 whereas a net loss of US$2,923,000 was reported for last corresponding period.

The overall dry bulk market was rather strong during the first quarter of 2003 due to strong demand. Despite a fall by around 200 points in late January 2003 as compared to end of 2002, the Baltic Dry Index picked up steadily and rose overall by around 200 points during the quarter to close at 1,939, an unprecedented level in recent years. However, the operating costs still remained high and the Group's committed tonnage was yet to be unwound. The shipping turnover was US$23,174,000 for the quarter, representing an increase of 30% as compared to that of last corresponding period. The Group's shipping operation reported a modest profit of US$209,000 for the quarter; whereas an operating profit of US$784,000 was reported for last corresponding period.

During the quarter, the disposal of a 1985 built motor vessel "Jin Sheng" was completed in accordance with an agreement entered into by the Group in October 2002.

The Group's other operations recorded an operating profit of US$842,000 for the quarter. The operating loss of US$2,913,000 for last quarter was mainly due to the provision for a claim receivable of US$3,872,000.

OUTLOOK

The freight rates are expected to remain firm in the coming months but we do expect high volatility when we get into the summer months. While focusing on the core shipping business, the Group will continue taking efforts to improve efficiency, reduce operating costs and remain conscious to the changing market conditions in mapping out its business and investment strategies.

By Order of the Board

Ng Kam Wah Thomas

Managing Director

27 May 2003

For further information, please contact:

Cathy Ho / Y.S. Lee
Tel: (852) 2545 0951
Fax: (852) 2541 9794
E-mail: info@jinhuiship.com

JINHUI SHIPPING AND TRANSPORTATION LIMITED
(Incorporated in Bermuda with limited liability)

JINHUI

Results Announcement Summary

JIN - INTERIM RESULTS FOR THE QUARTER ENDED 31 MARCH 2003

An announcement by Jinhui Shipping and Transportation Limited (the "Company") through the information system of the Oslo Stock Exchange:

UNAUDITED RESULTS

The consolidated net profit of the Company and its subsidiaries (the "Group") for the three months ended 31 March 2003 amounted to US$676,000 whereas a net loss of US$2,923,000 was reported for last corresponding period.

The overall dry bulk market was rather strong during the first quarter of 2003 due to strong demand. Despite a fall by around 200 points in late January 2003 as compared to end of 2002, the Baltic Dry Index picked up steadily and rose overall by around 200 points during the quarter to close at 1,939, an unprecedented level in recent years. However, the operating costs still remained high and the Group's committed tonnage was yet to be unwound. The shipping turnover was US$23,174,000 for the quarter, representing an increase of 30% as compared to that of last corresponding period. The Group's shipping operation reported a modest profit of US$209,000 for the quarter; whereas an operating profit of US$784,000 was reported for last corresponding period.

CONSOLIDATED INCOME STATEMENT DATA

	3 months ended 31/3/2003 *US$'000*	3 months ended 31/3/2002 *US$'000*	Year ended 31/12/2002 *US$'000*
Turnover	**23,174**	17,934	70,139
Profit (Loss) from operations	**1,102**	(2,594)	(9,849)
Interest income	**182**	152	767
Interest expenses	**(611)**	(489)	(2,511)
Net profit (loss) for the period/year	**676**	(2,923)	(11,577)
Basic earnings (loss) per share *(US$)*	**0.0069**	(0.0297)	(0.1176)

CONSOLIDATED BALANCE SHEET DATA

	31/3/2003	31/3/2002	31/12/2002
	US$'000	*US$'000*	*US$'000*
Fixed assets	**160,456**	164,025	167,822
Other investments	**4,138**	5,742	4,219
Other non-current assets	**430**	1,305	537
Current assets	**29,778**	28,286	21,629
Total assets	**194,802**	199,358	194,207
Capital and reserves	**87,650**	95,628	86,974
Minority interests	**-**	(82)	(90)
Non-current liabilities	**85,185**	77,898	87,419
Current liabilities	**21,967**	25,914	19,904
Total equity and liabilities	**194,802**	199,358	194,207

SEGMENTAL INFORMATION

	3 months ended 31/3/2003	3 months ended 31/3/2002	Year ended 31/12/2002
	US$'000	*US$'000*	*US$'000*
Segment turnover			
Chartering freight and hire	**23,174**	17,778	69,698
Investments in China	**-**	156	441
	23,174	17,934	70,139
Segment profit (loss) from operations			
Chartering freight and hire	**209**	784	373
Investments in China	**51**	(465)	756
Other operations	**842**	(2,913)	(10,978)
	1,102	(2,594)	(9,849)

	31/3/2003	31/3/2002	31/12/2002
	US$'000	*US$'000*	*US$'000*
Segment assets			
Chartering freight and hire	**164,704**	166,731	168,343
Investments in China	**4,390**	5,916	4,378
Other operations	**6,230**	11,887	7,450
	175,324	184,534	180,171
Segment liabilities			
Chartering freight and hire	**100,255**	96,324	102,212
Investments in China	**13**	319	294
Other operations	**2,364**	2,214	2,348
	102,632	98,857	104,854

By Order of the Board
Ng Kam Wah Thomas
Managing Director

27 May 2003